

# ELECTRO•SENSORS











# ANNUAL REPORT

# 2004



6111 Blue Circle Drive
Minnetonka, MN 55343-9108

www.electro-sensors.com

February 22, 2005

To the Shareholders:

The best indicator of our market for production monitoring and control products is the amount of multiple unit orders. This type of order occurs when our customers are building a new plant or adding major processing capability, or if they are a machine builder and have orders for multiple machines. Throughout last year we saw an increase in the number of these multiple unit orders in comparison to the past several years. I think the national economy has reflected this increase in manufacturing plant automation and machinery building and integration. Most of our customers have expressed positive sentiments regarding their business and sales.

The Controls division gained 7.6% in sales over 2003 for a total sales of $4,045,000. We continue to focus on getting more face to face contact with our customers either directly or through our manufacturer representatives and distributors. New products that were introduced throughout the year include the DiskGuard series of guards for our sensing wheels, several new sensors, new versions of the VS1 and VS2 vibration switches for hazardous locations, an AccuDial speed potentiometer with analog inputs, and the second generation of the Slide Gate monitors. A patent was granted related to the EZ mounting bracket for sensors and switches.

The AutoData® Systems division increased sales by 25.7% over 2003 for total sales of $754,000. The ExpertScan and Scannable Office software products continue to be a great solution for data collection and reporting. Upgrades to the product line throughout the year added significant enhancements in the usability and report capability of the software. A patent was granted in 2004 on the Scannable Office product related to the system and method of creating and processing data forms.

At the beginning of the year, we received three Good Practice commendations on our ISO9001:2000 Quality Management System and had no non-conformances. Due to these good results, we have moved to an annual ISO audit.

A dividend of $0.04 per share was paid quarterly with a total of $513,000 being paid to our shareholders reflecting a strong balance sheet. Electro-Sensors, Inc. has a great group of employees, representatives, and distributors that work hard and enthusiastically together to meet the needs of our customers. I want to thank each of them for their dedication to producing great products, outstanding sales and technical support, and providing customer assistance that can be depended on at any time. Thank-you to our shareholders for your support and confidence in our efforts! Please join us for our annual meeting on April 20th, 2005 at the Sheraton Bloomington in Bloomington at 2:00 p.m.

Sincerely,

Brad Slye

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**Form 10-KSB**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2004**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to _________**

**Commission File Number 0-9587**

**ELECTRO-SENSORS, INC.**
(Name of Small Business Issuer in its Charter)

| **Minnesota** | **41-0943459** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification Number) |

**6111 Blue Circle Drive**
**Minnetonka, Minnesota 55343-9108**
(Address of Principal Executive Offices, including Zip Code)

**(952) 930-0100**
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $0.10 par value**

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenues for the fiscal year ended December 31, 2004 were $4,799,000.

The aggregate market value of the voting stock held by non-affiliates (persons other than officers, directors, or holders of more than 5% of the outstanding stock) of the registrant was approximately $8,157,000 based upon the closing price of the Common Stock as reported on The Nasdaq Stock Market® on February 21, 2005.

The number of shares outstanding of the registrant's Common Stock, $0.10 par value, on February 21, 2005 was 3,219,212.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement for its Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

**ELECTRO-SENSORS, INC. AND SUBSIDIARIES**
**Form 10-KSB for the Year Ended December 31, 2004**
**TABLE OF CONTENTS**

## PART I

### Item 1—Description of Business

*Introduction*

Electro-Sensors, Inc. (the "Company" or "ESI") is engaged in two distinct operating segments: (1) the manufacture and distribution of industrial production monitoring and process control systems through its Controls Division, and (2) the development and distribution of PC-based software for both automated survey processing and hand printed character recognition through its AutoData® Systems Division. The operating segments were based on the markets that were served and the products that we provided to those markets.

In addition, through its subsidiary ESI Investment Company, the Company periodically invests in other businesses and companies. Although ESI, through its subsidiary ESI Investment Company, invests in other businesses or companies, ESI does not intend to become an investment company and intends to remain primarily an operating company. The primary investments are 669,715 shares of August Technology Corporation and 2,207,036 shares of PPT Vision, Inc both of which are traded on the Nasdaq Stock Exchange. The PPT Vision investment is accounted for under the equity method of accounting.

Unless indicated otherwise, the terms "Company" and "ESI" when used herein, includes Electro-Sensors, Inc. and its consolidated subsidiaries. As of December 31, 2004, ESI had two consolidated subsidiaries: ESI Investment Company and Senstar Corporation.

ESI, incorporated in Minnesota in July 1968, has executive offices located at 6111 Blue Circle Drive, Minnetonka, Minnesota, 55343 and telephone number (952) 930-0100.

***Operating Segments/Principal Products/Markets***

Production Monitoring Systems—Controls Division

The Company's Controls Division manufactures and sells several different types of monitoring systems that measure actual machine production and operation rates, as well as systems that regulate the speed of related machines in production processes.

*Speed Monitoring Systems.* The Company's original products, speed monitoring systems, compare machine revolutions per minute or speed against acceptable rates as determined by the customer. The monitors generally have the same relative operating principle and use a non-contacting sensing head that translates the speed of a rotating shaft into analog readouts. The systems include a signal-generating pulser disc or wrap that attaches to a rotating shaft, the sensing device, and a control unit. The systems vary in complexity, from a simple system that detects slow-downs or stoppages, to more sophisticated systems that warn of deviations from precise tolerances and that permit various subsidiary operations to be determined through monitoring the shaft speed.

Our speed monitoring systems include a line of digital products that translate sensor impulses from its production monitoring systems into digital readouts indicating production counts or rates, such as parts, gallons, or board feet. Our speed monitoring systems also include alarm systems, tachometers, and other devices that translate impulses from the sensors into alarm signals, computer inputs, or digital displays that are usable by the customer.

Two production-monitoring devices that do not operate by measuring shaft speeds are also in our speed monitoring systems product line. These devices are the tilt switch and vibration monitor. A tilt switch is designed to alert the operator when a storage bin or production system reaches a certain capacity (i.e. when grain fills a silo). A vibration monitor will alert an operator when the vibration in a production system exceeds or is below a specified level.

*Drive Control Systems.* In 1987, the Company expanded its speed monitoring systems product line to include products that regulate and synchronize machine speeds. Drive control system products not only monitor machine operation levels, but also regulate the speed of motors on related machines in a production sequence to ensure that the performance of the various machine(s) is coordinated. In the past, these distinct features allowed the Company to market these products under the Drive Control Systems name. The product line consists of a line of digital control products for motors that require a complete closed loop PID (Proportional Integral Derivative) control. The closed loop controllers coordinate production speed among process motors and reduce waste.

In 1988, the Company entered into a sales agreement with MKS Maschinen Kontroll Systeme GmbH ("MKS"), the West German manufacturer of a Synchronous Drive Controller ("SDC") product line, giving the Company exclusive rights to distribute in the United States the drive control products manufactured by MKS. The SDC product line manufactured by MKS coordinates motors in a production machine with other parts of the machine process. The SDC products were designed for use as a precision speed reference for use with variable speed drives and enable manufacturers to match speed/velocity and phase/position of independently driven machines so they operate together. Applications include synchronizing overhead and floor conveyors and load sharing of multiple motors.

The Company believes that significant savings in both time and materials can be achieved by manufacturing companies by adding drive control technology to existing manufacturing processes to coordinate operation of related machines. The Company intends to continue to market its products in this "retro-fit" market and also to companies building new manufacturing machinery or processing systems.

The Company expects to continue to expend resources in development and marketing of its various Production Monitoring Systems throughout 2005.

*Character Recognition Systems—AutoData® Systems Division*

The Company initially began development of its AutoData® Systems as a development project chartered to create opportunities using proprietary pattern recognition technology. The outcome of the project was a Microsoft® Windows® based software system that reads hand printed characters, checkmarks, and barcodes from scanned forms.

The Company's system offers an alternative to manual data entry, by automatically extracting information from paper forms and converting it into a format compatible with most computer databases. This intelligent data entry alternative saves time, strain, and money compared to the method of manual data entry. The basis of the handprint reading capability is Associative Pattern Memory™ (APM), a patented pattern recognition algorithm. APM is a trainable, neural network-based memory that was incorporated in a Dynamic Link Library (DLL). This DLL is the foundation of the four products currently sold by AutoData® Systems Division.

AutoData® Systems became an operating segment in January 1993. The first software package, AutoData® PRO™, was released in May 1993. This software package was designed for the end user. AutoData® PRO, served as a utility software package designed to process only checkmark and handprint information from scanned forms. The software allowed the user to export the data in an ASCII file format.

In September 1993, AutoData® PRO II™ was released as an upgrade, along with AutoData® SDK™. AutoData® SDK allowed Windows developers to embed the AutoData® DLL into their application in order to provide automated data collection from scanned or faxed forms.

In 1996, AutoData® Survey™ was released. AutoData® Survey was the Company's first software package to include an analysis and report generation feature, greatly enhancing the salability of AutoData® technology. This product was directed at the Healthcare market, where it gained a foothold in patient satisfaction measurement. AutoData® has released two upgrades to the original Survey™ software, and now markets AutoData® Survey Plus 2000™.

AutoData® Systems released AutoData® Scannable Office™ software in March 2000. This product provided an upgrade path for PRO II customers, and offered a key enhancement: integration with the Microsoft® Office suite. Scannable Office allows the user to utilize Microsoft® Word to create scannable forms. The software reads data from completed forms and automatically places extracted data directly into Microsoft® Excel, Access or any ODBC-compliant database, setting data up for analysis. Scannable Office has the widest recognition capabilities of the AutoData® end-user products; it contains handprint (ICR), Optical Character (OCR), Optical Mark (OMR), and barcode recognition capabilities.

In December 2002, the company released AutoData® ExpertScan™ software to its customer base. ExpertScan has handprint (ICR), Optical Mark (OMR) and barcode recognition capabilities. Like Survey Plus 2000, ExpertScan automates survey and form processing, as well as tabulation of results. The product offers several form design and reporting enhancements, and can be sold as an upgrade to Survey Plus 2000, as well as a stand-alone product. ExpertScan provides a mid-range option for AutoData® prospects, rounding out the company's product offering.

*Marketing and Distribution*

*Controls Division.* The Controls Division sells its products primarily through home office sales people who deal directly with customers and a number of manufacturer's representatives with exclusive territories and non-exclusive distributors located throughout the United States and Canada. The sensing and control units are sold under the Electro-Sensors, Inc. brand as a range of products from simple sensors to complex motor speed controllers. These products are sold to businesses in all major standard industrial classifications, including food processing, chemicals, agricultural, mining, utility, forest products, steel, tire, glass and electronics. Any business that uses machinery with a rotating shaft is a potential customer.

For marketing, the Company advertises in national industrial periodicals that cover a wide range of industrial products and attends several tradeshows designated for the industry throughout the year. A corporate website and other related industry websites are also used for advertising and marketing purposes. The Company expects to continue to market its products in this and related markets.

*AutoData® Systems Division.* The AutoData® Systems Division markets its products primarily through home office sales personnel who deal directly with end-users and a limited number of Value-Added Resellers (VARs). The Company primarily sells in the United States, Canada and Western Europe, and currently actively markets only in the U.S.

*Competition*

*Controls Division.* Competition for the Company's monitoring products arises from a broad range of industrial and commercial businesses. Design, quality and multiplicity of application, rather than price, are the focus of competition in selling these products. The Company has substantial competition for its production monitoring systems. Many of these competitors are well established and larger in terms of total sales volume. Among the larger competitors are: Danaher Controls, Red Lion Controls, Control Concepts, 4B Elevator Components Ltd., Durant Corporation, and Contrex, Inc. The Company believes its competitive advantages include that its products are sold as ready-to-install units and that its products have a wide range of applications. The Company's major disadvantages include the fact that its major competitors are much larger, have a broader variety of sensing instruments, and have larger sales forces and established names.

*AutoData® Systems.* Competition for the market segment primarily ranges from substitute products such as Data Entry suppliers, to directly competitive software suppliers, and more recently, suppliers of web-based survey software and services. We believe that few direct competitors have as sophisticated recognition capabilities as our AutoData® Systems products. However, our AutoData® products face direct competition from both ends of the spectrum: larger competitors offering a broader array of software products and services, and firms similar in size to our AutoData® Systems Division that offer a low-price, more limited product.

The market is segmented based primarily on price and capabilities, with the larger firms, notably Cardiff Software and Captiva Software, offering enterprise-wide systems with broad information capture capabilities. Our AutoData® products are focused on desktop, rather than enterprise-wide, solutions, positioning the Company as most appropriate to small offices and departments of larger organizations.

Because price is a primary competitive factor, the Company is subject to increasing pressures to make price adjustments to remain competitive. Such downward price adjustments, if any, may have an adverse impact on the Company's results of operations if not offset by an increase in revenues and/or a reduction in expenses.

*Suppliers*

*Controls Division.* The Controls Division purchases parts and materials for its production monitoring systems from various manufacturers and distributors. In some instances, these materials are manufactured in accordance with proprietary designs. Multiple sources of these supplies and materials are readily available, and the Controls Division is not dependent on any single source for these supplies and materials. This Division has not experienced any problem of short supply or delays from its suppliers.

*AutoData® Systems.* The AutoData® Systems Division purchases a wide variety of supplies and materials from various vendors and is not dependent upon any one source.

The Company purchases a variety of parts, components, and other supplies from a variety of vendors for all of its operating divisions. While the Company attempts to have more than a single source of supply for those various parts, components and supplies, it is possible occasionally that there will be only one supplier for any single part, component or supply. Should a supplier be unwilling or unable to supply such an item in a timely manner, the Company's business could be materially adversely affected.

*Customers*

The Company is not dependent upon a single or a few customers for a material (10% or more) portion of its sales in any of its operating divisions.

*Patents, Trademarks and Licenses*

The names "Electro-Sensors" and "AutoData" are trademarks registered with the U.S. Patent and Trademark Office, respectively as Reg. No. 1,142,310 and Reg. No. 1,874,543. The Company believes its trademarks have been and will continue to be useful in developing and protecting market recognition for its products.

The Company holds one patent relating to its Production Monitoring Systems, and has obtained six patents related to its Character Recognition technology. The Company has also entered into a license agreement with MKS Maschinen Kontroll Systeme GmbH ("MKS"), a manufacturer of a Synchronous Drive Controller ("SDC") product line, which grants the Company exclusive rights to distribute in the United States the drive control products manufactured by MKS.

PPT Vision, Inc. has granted the Company an exclusive license that allows the Company to incorporate a patented neural network algorithm in its products. The initial use of this algorithm has been in the Company's AutoData® Systems Division.

*Governmental Approvals*

The Company is not required to obtain governmental approval of its products.

*Effect of Governmental Regulations*

The Company does not believe that any existing or proposed governmental regulations will have a material effect on its business.

*Research and Development*

The Company invests in research and development programs to develop new products in related markets and to integrate state of the art technology into existing products.

Research and development expense (by division) during the past two fiscal years was:

*Controls Division:*

2004: $357,000
2003: $440,000

The Company's development projects for this division are undertaken based upon the identified specific needs of the Company's customer base.

*AutoData® Systems:*

2004: $405,000
2003: $332,000

The Company has continued to fund this Division's development activities. The goal is to create low-cost software based systems that enable accurate reading of hand-printed characters. Towards this effort, the Company acquired an exclusive license from PPT Vision, Inc. ("PPT") in January of 1992, offering the Company protection of the algorithm necessary for the "reading" technology. The Company has also developed two character recognition patents.

The Company's future success is dependent in part upon its ability to develop new products in its varying segments. Difficulties or delays in the Company's ability to develop, produce, test and market new products could have a material adverse effect on future sales growth. We have budgeted $383,000 for 2005 research and development costs for the controls division and $405,000 for AutoData Systems research and development costs for 2005.

*Compliance with Environmental Laws*

Compliance with federal, state and local environmental provisions has only a nominal effect on current or anticipated capital expenditures and has had no material effect on earnings or on the competitive position of the Company.

*Employees*

As of March 25, 2005, the Company had 34 employees, all of which are full-time. The Company believes that its relations with its employees are good.

The Company's ability to maintain a competitive position and to continue to develop and market new products depends, in part, on its ability to retain key employees and qualified personnel. If the Company is unable to retain and/or recruit key employees, product development, marketing and sales could be negatively impacted.

*Cautionary Statements*

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. The Company has made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this document, other filings with the Securities and Exchange Commission, and reports to stockholders. Forward-looking statements generally include discussion of current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will," and similar words or expressions. Any statement that does not relate solely to historical fact should be considered forward-looking. Electro-Sensors' forward-looking statements generally relate to its growth strategy, financial results, product development and sales efforts. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. The Company undertakes no obligations to update any forward-looking statements. The Company wishes to caution investors that the following important factors, among others, in some cases have affected and in the future could affect the Company's actual results of operations and cause such results to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by or on behalf of the Company. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historical results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

***Fluctuations in Operating Results.*** ESI has experienced fluctuations in its operating results in the past, and may experience fluctuations in the future, which may affect the market price of its Common Stock. Sales can fluctuate as a result of a variety of factors, many of which are beyond the Company's control. Some of theses factors are: product competition and acceptance, timing of customer orders, cancellation of orders, the mix of products sold, downturns in the market and economic disruptions.

Because fluctuations can happen, the Company believes that comparisons of the results of its operations for preceding quarters should not be relied upon by investors as an indication of how the Company will perform in the future. There can be no assurance that the Company's earnings growth will equal that of prior years.

Further, investments by the Company's subsidiary, ESI Investment Company, are subject to significant positive and negative changes in value. In particular, significant investments in PPT Vision, Inc. and August Technology, Inc. have experienced substantial value fluctuations, which are expected to continue. The Company's current intention is to continue to gradually liquidate its investment securities to finance expansion of its operating activities.

***Expending Funds for Changes in Industry Standards, Customer Preferences or Technology.*** The Company's business depends upon continually introducing new and enhanced products and solutions for customer needs. The development of products requires the Company to commit financial resources, personnel and time, usually in advance of significant market development for such products. In order to compete, the Company must anticipate both future demand and the technology available to meet that demand.

**Item 2—Description of Property**

The Company owns and occupies a 25,400 square foot facility at 6111 Blue Circle Drive, Minnetonka, Minnesota 55343. All operating entities are located within this facility. The facilities are adequate and are anticipated to be adequate for our needs in 2005.

**Item 3—Legal Proceedings**

The Company was not the subject of any legal proceedings as of the date of this filing. The Company is not aware of any threatened litigation.

**Item 4—Submission of Matters to a Vote of Security Holders**

There were no matters submitted to a vote of security holders during the last quarter of the fiscal year ended December 31, 2004.

## PART II

**Item 5—Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities**

The Company's Common Stock trades on the Nasdaq SmallCap tier of The Nasdaq Stock Market® under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's Common Stock for each period indicated as reported on the Nasdaq system.

| | Period | High | Low |
|---|---|---|---|
| **2004** | First Quarter | $ 6.40 | $ 3.85 |
| | Second Quarter | $ 5.16 | $ 4.11 |
| | Third Quarter | $ 4.70 | $ 4.00 |
| | Fourth Quarter | $ 5.60 | $ 3.46 |
| **2003** | First Quarter | $ 3.01 | $ 2.11 |
| | Second Quarter | $ 3.15 | $ 2.35 |
| | Third Quarter | $ 3.50 | $ 3.03 |
| | Fourth Quarter | $ 4.34 | $ 3.75 |

Based on data provided by the Company's transfer agent, management believes that as of February 21, 2005, the number of share owner accounts of record was approximately 149.

The Company paid cash dividends on its common stock of $0.16 per share in 2004 and $0.13 per share in 2003 on a quarterly basis.

The Company did not repurchase any equity securities during the quarter ended December 31, 2004.

## Item 6—Management's Discussion and Analysis or Plan of Operation

The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 1 to the Consolidated Financial Statements. These policies have been consistently applied in all material respects for the periods presented and address such matters as revenue recognition, depreciation and amortization methods, asset impairment recognition, deferred tax valuation allowance, and business combination accounting. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

## RESULTS OF OPERATIONS

### Comparison of Fiscal Year 2004 vs. Fiscal Year 2003

*Net Revenues*

Net revenues for fiscal year 2004 increased $441,000 to $4,799,000, or 10.1% when compared to net revenues for fiscal year 2003.

Of this increase, the Controls Division contributed an increase in net sales of $287,000, or 7.6% when comparing fiscal year 2004 to fiscal year 2003. Sales calls by internal staff and our new manufacturers representatives led to an increase in quoting activity as the economic conditions improved in the market place. Customer projects that had been on hold were approved and started. We have increased and will continue to increase our use of channel partnerships through independent representatives and distributors. New products being developed complement our existing product line and expand our core sensing area beyond speed sensing. Some of these products have bus communication interfaces that allow them to connect directly to control systems that have multiple types of sensors or controls attached to the bus. We are taking steps in developing additional channel partners in the form of distributors and independent representatives, with the goal of finding new applicants and customers.

The AutoData® Systems Division had an increase in net sales of $154,000 or 25.7% when comparing fiscal year 2004 to fiscal year 2003. This increase is primarily due to sales of the Expertscan product. There was also an increase in support renewals due to contacting customers via email with renewal reminders. The AutoData® Systems Division also noticed an increase in quoting activities as a result of the improving economic conditions.

*Cost of Sales*

The Company's cost of sales increased from $1,700,000 to $1,821,000, a difference of $121,000 or 7.1%. Cost of sales increased in line with the sales increase. The Company continues efforts to maintain or reduce production costs.

*Gross Margins*

Gross margins for the fiscal year 2004 were 62.1% versus 61.0% for the prior fiscal year. In addition to the increase resulting from the higher sales volume, gross margins increased as a result of the Company's efforts to reduce production costs.

*Operating Expenses*

Total operating expenses increased by $24,000, or 0.8% when comparing fiscal year 2004 to the prior fiscal year.

Selling and marketing costs increased by $39,000, or 3.2%. Of this increase, the Controls Division had an increase of $70,000 or 8.1%. The AutoData® Systems Division had a decrease of $31,000 or 8.9%. The increase from the Controls Division is due to increased efforts in marketing their product thru manufacturer's representatives. The decrease from the AutoData® Systems Division is due to re-evaluating the sales and marketing costs and targeting the marketing efforts.

General and administrative costs decreased by $5,000, or 0.5%. Of this decrease, the Controls Division had a decrease of $18,000, or 1.9%. This decrease is due to our efforts in keeping overhead costs low. The AutoData® Systems Division had an increase of $13,000. The increase for the AutoData® Systems Division is due to a change in allocating expenses between the controls and AutoData® Systems Divisions.

Research and development costs decreased $10,000 or 1.3% when compared with the prior year. The Controls Division decreased $83,000, or 18.9%, offset by an increase from the AutoData® Systems Division of $73,000. In April 2003, the AutoData® Systems Division hired a software development associate to lower their outsourcing costs associated with developing and maintaining their products. In the Controls Division, the costs declined due to fewer personnel.

***Operating Income (Loss)***

The operating loss for fiscal year 2004 was $61,000, compared to last year's operating loss of $357,000, an increase of $296,000 or 82.9%.

The Controls division had an operating income of $257,000 compared to the income of $1,000 in 2003, an increase of $256,000. This increase in operating income is a result of increased sales and our efforts to reduce operating costs.

The AutoData® Systems Division had a 2004 operating loss of $224,000 compared to a loss of $277,000 for 2003, a decrease of $53,000 or 19.1%. This decrease is a result of the company's efforts in reducing operating costs.

***Non-Operating Income***

ESI Investment Company continues to provide an alternative source of earnings for the Company through investments in available for sale securities; however, the Company's intent is to remain an operations-based Company. The Company's investments in available for sale securities are subject to significant positive and negative changes in value. In addition to income from the sale of investments, the Company also realizes interest income from its short-term holdings.

Investment income for the fiscal year 2004 decreased by $198,000 to a loss of $121,000. This decrease was primarily due to reduced sales of investment securities. The increase of 38.7% or $24,000 in interest income earned on temporary cash investments is a result of the maturity timing of T-Bills comparing fiscal year 2003 to 2004.

Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost.

Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

***Net Income After Tax***

We reported a net income after tax for fiscal year 2004 of $172,000 compared to net loss of $144,000 in 2003, an increase of $316,000 or 219.4%. Loss per share was $0.05 in 2003 compared to earnings per share of $0.05 in 2004.

***Balance Sheet***

The current assets at the end of 2004 decreased to $15,362,000 from $23,236,000 at the end of 2003. This decrease is primarily due to the decrease in market value of the August Technology Corporation shares held while other current and long term assets remained relatively constant. There is a corresponding decrease in tax deferred liability associated with the decrease in the market value of these shares.

**OFF-BALANCE SHEET ARRANGEMENTS**

The Company is not a party to any off-balance sheet transactions, arrangements or obligations that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

**LIQUIDITY AND CAPITAL RESOURCES**

Cash and cash equivalents were $6,464,000 at December 31, 2004 and $6,863,000 at December 31, 2003. Cash used in operating activities of $278,000 for the twelve months ended December 31, 2004 was primarily a result of our net income adjusted for non-cash charges.

Cash provided by investing activities was $283,000 for the twelve-month period ended December 31, 2004 and $791,000 for the year ended December 31, 2003. Cash used for capital expenditures was $19,000 and $25,000 for the twelve months ended December 31, 2004 and 2003, respectively. Proceeds from the sale of investments for the twelve months ended December 31, 2004 declined to $326,000 from $591,000 when compared to the same period in 2003.

Cash used in financing activities was $404,000 and $376,000 for the twelve months ended December 31, 2004 and 2003, respectively. During the twelve months ended December 31, 2004 and 2003, the Company paid aggregate dividends of $513,000 and $411,000, respectively.

Our ongoing cash requirements will be primarily for capital expenditures, acquisitions, research and development and working capital. Management believes that cash on hand and any cash provided by operations will be sufficient to meet our cash requirements through at least the next 12 months. We anticipate that dividends will be paid in 2005.

The primary investments in the Investment division are 669,715 shares of August Technology Corporation and 2,207,036 shares of PPT Vision, Inc both of which are traded on the Nasdaq Stock Exchange. The PPT Vision investment is accounted for under the equity method of accounting. These stocks are subject to fluctuations in price and could have a negative effect on the liquidity of the Company. Investment Division holdings are periodically sold as deemed appropriate by management.

**Item 7—Financial Statements and Supplementary Data**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

The Board of Directors and Stockholders
Electro-Sensors, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2004, and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, and 2003 in conformity with accounting principles generally accepted in the United States of America.

VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota
January 28, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electro-Sensors, Inc.
Minneapolis, Minnesota

We have audited Electro-Sensors, Inc. and Subsidiaries statements of income, changes in stockholders' equity, and cash flows for the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries, the results of their operations and their cash flows for the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

MAYER HOFFMAN MCCANN P.C. (formerly known as SCHWEITZER, KARON & BREMER, LLC)
Certified Public Accountants
Minneapolis, Minnesota
March 14, 2005

## ELECTRO-SENSORS, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | **$ 6,464,000** | $ 6,863,000 |
| Available for sale securities | **7,334,000** | 13,416,000 |
| Trade receivables, less allowance for doubtful accounts, 2004: $6,000 and 2003: $6,000 | **559,000** | 515,000 |
| Inventories | **810,000** | 758,000 |
| Other current assets | **68,000** | 62,000 |
| Prepaid income taxes | **127,000** | 0 |
| **Total current assets** | **15,362,000** | 21,614,000 |
| **PROPERTY AND EQUIPMENT, net** | **1,402,000** | 1,470,000 |
| **INVESTMENT IN EQUITY METHOD INVESTEE** | **140,000** | 152,000 |
| **TOTAL ASSETS** | **$ 16,904,000** | $ 23,236,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable | **$ 162,000** | $ 106,000 |
| Accrued expenses | **248,000** | 263,000 |
| Accrued income taxes | **0** | 96,000 |
| Deferred income tax | **2,623,000** | 4,795,000 |
| Deferred revenue | **68,000** | 48,000 |
| **Total current liabilities** | **3,101,000** | 5,308,000 |
| **DEFERRED INCOME TAXES** | **0** | 26,000 |
| **COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, par value $0.10 per share; authorized 10,000,000 shares; issued 3,218,345 and 3,174,522 shares, respectively | **322,000** | 317,000 |
| Additional paid-in capital | **1,104,000** | 1,000,000 |
| Retained earnings | **7,964,000** | 8,305,000 |
| Accumulated other comprehensive income | **4,413,000** | 8,280,000 |
| **Total stockholders' equity** | **13,803,000** | 17,902,000 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 16,904,000** | $ 23,236,000 |

See Notes to Consolidated Financial Statements

## ELECTRO-SENSORS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| **Net Sales** | **$ 4,799,000** | $ 4,358,000 | $ 4,478,000 |
| **Cost of Goods Sold** | **1,821,000** | 1,700,000 | 1,858,000 |
| **Gross Profit** | **2,978,000** | 2,658,000 | 2,620,000 |
| **Operating Expenses:** | | | |
| Selling and Marketing | **1,251,000** | 1,212,000 | 1,138,000 |
| General and Administrative | **1,026,000** | 1,031,000 | 983,000 |
| Research and Development | **762,000** | 772,000 | 1,090,000 |
| **Total Operating Expenses** | **3,039,000** | 3,015,000 | 3,211,000 |
| **Operating Loss** | **(61,000)** | (357,000) | (591,000) |
| **Non-Operating Income (Expense):** | | | |
| Gain on Sale of Investment Securities | **441,000** | 1,205,000 | 2,261,000 |
| Interest Income | **86,000** | 62,000 | 223,000 |
| Equity in losses of equity method investee | **(172,000)** | (734,000) | (607,000) |
| **Total Non-Operating Income (Expense)** | **355,000** | 533,000 | 1,877,000 |
| **Income (Loss) Before Income Taxes** | **294,000** | 176,000 | 1,286,000 |
| **Federal and State Income Taxes** | **122,000** | 320,000 | 641,000 |
| **Net Income (Loss)** | **$ 172,000** | $ (144,000) | $ 645,000 |
| **Net Income (Loss) Per Share Data:** | | | |
| **Basic** | | | |
| Net Income (Loss) Per Share | **$ 0.05** | $ (0.05) | $ 0.21 |
| Weighted Average Shares | **3,206,176** | 3,166,098 | 3,145,244 |
| **Diluted** | | | |
| Net Income (Loss) Per Share | **$ 0.05** | $ (0.05) | $ 0.20 |
| Weighted Average Shares | **3,316,196** | 3,166,098 | 3,246,122 |
| **Dividends Paid per Common Share** | **$ 0.16** | $ 0.13 | $ 0.12 |

See Notes to Consolidated Financial Statements

## ELECTRO-SENSORS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock Issued | | Additional | | | Accumulated Other | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Paid-In Capital | Retained Earnings | Comprehensive Income/(Loss) | Comprehensive Income | Stockholders' Equity |
| **Balance, December 31, 2001** | 3,121,263 | $ 311,000 | $ 895,000 | $8,592,000 | | $ 6,965,000 | $ **16,763,000** |
| Exercise of stock options | 33,350 | 3,000 | 70,000 | | | | **73,000** |
| Unrealized gains (losses) on investments net of reclassification adjustment | | | | | (4,437,000) | (4,437,000) | **(4,437,000)** |
| Stock issued through the employee stock purchase plan | 647 | 1,000 | 2,000 | | | | **3,000** |
| Dividend on common stock | | | | (378,000) | | | **(378,000)** |
| Net income | | | | 646,000 | 646,000 | | **646,000** |
| Total comprehensive loss | | | | | (3,791,000) | | |
| **Balance, December 31, 2002** | 3,155,260 | 315,000 | 967,000 | 8,860,000 | | 2,528,000 | **12,670,000** |
| Exercise of stock options | 15,750 | 1,000 | 25,000 | | | | **26,000** |
| Unrealized gains (losses) on investments net of reclassification adjustment | | | | | 5,753,000 | 5,753,000 | **5,753,000** |
| Stock issued through the employee stock purchase plan | 3,512 | 1,000 | 8,000 | | | | **9,000** |
| Dividend on common stock | | | | (411,000) | | | **(411,000)** |
| Net loss | | | | (144,000) | (144,000) | | **(144,000)** |
| Total comprehensive income | | | | | 5,609,000 | | |
| **Balance, December 31, 2003** | 3,174,522 | 317,000 | 1,000,000 | 8,305,000 | | 8,280,000 | **17,902,000** |
| Exercise of stock options | 40,750 | 4,000 | 95,000 | | | | **99,000** |
| Unrealized gains (losses) on investments net of reclassification adjustment | | | | | (3,867,000) | (3,867,000) | **(3,867,000)** |
| Stock issued through the employee stock purchase plan | 3,073 | 1,000 | 9,000 | | | | **10,000** |
| Dividend on common stock | | | | (513,000) | | | **(513,000)** |
| Net income | | | | 172,000 | 172,000 | | **172,000** |
| **Total comprehensive loss** | | | | | **$ (3,695,000)** | | |
| **Balance, December 31, 2004** | **3,218,345** | **$ 322,000** | **$ 1,104,000** | **$ 7,964,000** | | **$ 4,413,000** | **$ 13,803,000** |

See Notes to Consolidated Financial Statements

## ELECTRO-SENSORS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| **Cash flows from operating activities** | | | |
| **Net income (loss)** | **$ 172,000** | $ (144,000) | $ 645,000 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | |
| Depreciation | **83,000** | 98,000 | 98,000 |
| Realized (gain)/loss on sale of investments | **(441,000)** | (1,205,000) | (2,261,000) |
| Deferred taxes | | (9,000) | 14,000 |
| Equity in loss of equity method investee | **172,000** | 734,000 | 607,000 |
| (Increase)/decrease in: | | | |
| Trade receivables | **(44,000)** | 35,000 | (52,000) |
| Inventory | **(52,000)** | (20,000) | 81,000 |
| Other current assets | **(6,000)** | 8,000 | 141,000 |
| Prepaid income taxes | **(127,000)** | 358,000 | (343,000) |
| Increase/(decrease) in: | | | |
| Accounts payable | **56,000** | (179,000) | 220,000 |
| Accrued expenses | **(15,000)** | 51,000 | 72,000 |
| Deferred revenue | **20,000** | (2,000) | 50,000 |
| Accrued income taxes | **(96,000)** | 0 | 1,647,000 |
| Net cash used in operating activities | **(278,000)** | (275,000) | (2,375,000) |
| Cash flows from investing activities: | | | |
| Proceeds from sale of available for sale securities | **788,000** | 1,407,000 | 2,281,000 |
| Purchase of equity securities | **(326,000)** | (591,000) | (1,109,000) |
| Payment for purchase of investments | **(160,000)** | 0 | 0 |
| Purchase of property and equipment | **(19,000)** | (25,000) | (161,000) |
| Net cash provided by investing activities | **283,000** | 791,000 | 1,011,000 |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of stock | **109,000** | 35,000 | 76,000 |
| Dividends paid | **(513,000)** | (411,000) | (378,000) |
| Net cash used in financing activities | **(404,000)** | (376,000) | (302,000) |
| Net increase/(decrease) in cash & cash equivalents | **(399,000)** | 140,000 | (1,666,000) |
| Cash & cash equivalents, beginning | **6,863,000** | 6,723,000 | 8,390,000 |
| Cash & cash equivalents, ending | **$ 6,464,000** | $ 6,863,000 | $ 6,723,000 |
| **Supplemental schedule of non-cash investing and financing activities** | | | |
| Net change in unrealized gain/(loss) on investments | **$ 6,065,000** | $ 9,204,518 | $ 6,919,000 |

See Notes to Consolidated Financial Statements

## ELECTRO-SENSORS, INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1. Nature of Business and Significant Accounting Policies

**Nature of business:**

The accompanying consolidated financial statements include the accounts of Electro-Sensors, Inc. and its wholly owned subsidiaries, ESI Investment Company and Senstar Corporation. Intercompany accounts, transactions and earnings have been eliminated in consolidation. The consolidated entity is referred to as "the Company".

Electro-Sensors, Inc. operates two distinct businesses. The first is the Controls Division, which manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Controls Division utilizes leading-edge technology to continuously improve its products and make them easier to use. The Controls Division's goal is to manufacture the industry-preferred product for every market served. These products are sold through an internal sales staff, manufacturer's representatives, and distributors to a wide variety of manufacturers, OEM's and processors to monitor process machinery operations. The Controls Division markets its products to a number of different industries located throughout the United States and abroad.

The second business is AutoData® Systems (ADS). ADS designs and markets a desktop software based system that reads hand printed characters, checkmarks and bar code information from scanned or faxed forms. ADS products are designed to provide capabilities to automate data collection and are sold by internal sales staff to end users, resellers and developers in the United States, Canada, Europe and Asia.

ESI Investment Company owns marketable securities which have experienced significant appreciation in value since the IPO of August Technology in 2000. August Technology Corporation designs, manufactures, and sells automated defect inspection systems used in the manufacture of microelectronic devices. Since then, the Company has recognized income from the sale of its holdings in August Technology Corporation. See Note 2 for additional information regarding its investments. The Company's investments in marketable securities are subject to normal market risks.

**Significant accounting policies of the Company are summarized below:**

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash and cash equivalents:**

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost plus accrued interest which approximates fair value.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Receivables and Credit Policies:**

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Customer account balances with invoices over 90 days are considered delinquent. The Company does not accrue interest on delinquent accounts receivable.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management uses this information to estimate the valuation allowance.

**Available for sale securities:**

The Company's investments consist of marketable equity securities, primarily common stocks, government debt securities, money market funds, and unregistered equity securities. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

Management determines the appropriate classification of securities at the date individual investments are acquired, and evaluates the appropriateness of such classification at each balance sheet date.

Since the Company does not buy and sell investments with the objective of generating profits on short-term fluctuations in market price, the investments in marketable equity securities have been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as separate component of stockholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost.

Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

**Inventories:**

Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out) or market.

**Fair value of financial instruments:**

The Company's financial instruments consist of cash and cash equivalents, investments, short-term trade receivables and payables for which current carrying amounts approximate fair market value.

**Property and equipment:**

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized and repairs and maintenance costs are charged to expense as incurred. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

**Impairment of long-lived assets:**

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

**Software costs:**

The Company capitalizes software production costs after technological feasibility has been established and prior to general release to clients. Annual amortization of capitalized software will be based on the greater amount computed using the straight-line method over the estimated 36-month economic product life or using the ratio that current gross revenue for the software product bears to the total of current and anticipated future gross revenues for that product. The capitalized software production costs of the Company's existing technology were fully amortized prior to 2002. Software maintenance and modification costs are expensed as incurred.

**Revenue recognition of production monitoring equipment:**

In recognizing revenue, the Company applies the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101 (as amended by SAB No. 104), Revenue Recognition. The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured.

**Software revenue recognition:**

The Company recognizes revenue upon shipment of its character recognition software. The product is sold to the end user and risk of loss is transferred, and the Company has no continuing obligations, once its products are delivered to the shipper. To recognize revenue, it must also be probable that the Company will collect the accounts receivable from its customers. In some situations, the Company receives advance payments from its customers. Revenue associated with these advance payments is deferred until the product is shipped. ADS customers pay an annual maintenance fee for software support, which is recognized as deferred revenue on the balance sheet and on a monthly basis, it is moved to income over the life of the contract.

**Advertising costs:**

The Company expenses advertising costs as incurred. Total advertising expense was $184,000, $109,000 and $233,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

**Research and development:**

Expenditures for research and development are expensed as incurred.

**Depreciation:**

The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.

**Estimated useful lives are as follows:**

| | **Years** |
|---|---|
| Equipment | 3-10 |
| Furniture and Fixtures | 3-10 |
| Building | 7-40 |

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $83,000, $98,000, and $98,000, respectively.

**Income taxes:**

Deferred income taxes are provided on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities, excluding the portion of the deferred liability allocated to other comprehensive income. Deferred taxes are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured.

**Net income (loss) per common share:**

EPS excludes dilution and is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock.

The following information presents the Company's computations of basic and diluted EPS for the periods presented in the statements of operations.

| | Income/(Loss) | Shares | Per Share Amount |
|---|---|---|---|
| **2004:** | | | |
| Basic EPS | $ 172,000 | 3,206,176 | $ 0.05 |
| Effect of dilutive employee stock options | | 110,020 | |
| Diluted EPS | $ 172,000 | 3,316,196 | $ 0.05 |
| **2003:** | | | |
| Basic EPS | $ (144,000) | 3,166,098 | $ (0.05) |
| Effect of dilutive employee stock options | | 0 | |
| Diluted EPS | $ (144,000) | 3,166,098 | $ (0.05) |
| **2002:** | | | |
| Basic EPS | $ 645,000 | 3,145,244 | $ 0.21 |
| Effect of dilutive employee stock options | | 100,878 | 0.01 |
| Diluted EPS | $ 645,000 | 3,246,122 | $ 0.20 |

For the years ended December 31, 2004, 2003 and 2002, options to purchase 319,500, 259,250, and 60,000 shares, respectively, of the Company's common stock were not included in the calculation of diluted earnings per share. As the Company had a net loss for 2003, the inclusion of the aforementioned shares would have been anti-dilutive for 2003.

**Comprehensive income (loss):**

Comprehensive income includes the Company's net income (loss) plus other comprehensive income (loss) items, which are excluded from net income. The Company's comprehensive income consists of unrealized gains (losses) on available for sale securities, net of income taxes and reclassification adjustment for gains and losses included in net income (loss). The reclassification adjustment for gains and losses included in net income (loss) was $304,000, $753,000 and $1,420,000, for 2004, 2003 and 2002, respectively. The Company does not have any additional transactions or other economic events that qualify as comprehensive income as defined under SFAS No. 130. Income taxes expense (benefit) included in other comprehensive income was ($2,193,000), $3,452,000, and $1,446,000 for 2004, 2003, and 2002 respectively.

**Stock Compensation:**

The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides requires additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 31, 2002 and for the interim periods beginning after December 15, 2002. The Company adopted the annual disclosure provision of SFAS No. 148 and chose not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148.

The Company has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized with respect to stock options. Had compensation cost for stock options been determined based on the fair value methodology prescribed by SFAS 123, the Company's net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net Income (Loss) | | | |
| As Reported | $ **172,000** | $ (144,000) | $ 645,000 |
| Pro Forma | **94,000** | (172,000) | 605,000 |
| Net Income (Loss) Per Common Share | | | |
| As Reported | $ **0.05** | $ (0.05) | $ 0.21 |
| Pro Forma | $ **0.03** | $ (0.05) | $ 0.19 |
| Stock Based Compensation | | | |
| As Reported | $ **0** | $ 0 | $ 0 |
| Pro Forma | $ **78,000** | $ 28,000 | $ 40,000 |

The weighted average fair values of options and Employee Stock Plan shares granted were as follows. There were no grants in fiscal 2003:

| | 1987 and 1997 Plan | |
|---|---|---|
| | Employees | Directors |
| 2002 Grants | $ 1.14 | $ 1.84 |
| 2003 Grants | N/A | N/A |
| 2004 Grants | $ 2.67 | N/A |

The fair value of options granted were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 2004 (there were no grants in fiscal 2003):

| | 2004 | 2003 |
|---|---|---|
| Risk-free Interest Rate | **3.00%** | N/A |
| Expected Life of Options | **10 years** | N/A |
| Expected Volatility | **52.19%** | N/A |
| Expected Dividend Yield | **0.00%** | N/A |

The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

**Recent accounting standards:**

In December 2004, FASB issued SFAS No. 123R which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for the type of valuation model. FASB No. 123R is effective for small business issuers as of the beginning of interim or annual reporting periods that begin after December 15, 2005. The impact of SFAS NO. 123R has not been determined at this time.

In November 2004, FASB issued SFAS No. 151 "Inventory Costs" which amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No, 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.

**Note 2. Investments**

The cost and estimated fair value of the investments are as follows:

| | Cost | Gross Unrealized Gain | Gross Unrealized Loss | Fair Value |
|---|---|---|---|---|
| **December 31, 2004** | | | | |
| Treasury Bills | $ 6,365,000 | $ 0 | $ 0 | $ 6,365,000 |
| Money Market Funds | 14,000 | 0 | 0 | 14,000 |
| Equity Securities | 217,000 | 7,225,000 | (108,000) | 7,334,000 |
| | 6,596,000 | 7,225,000 | (108,000) | 13,713,000 |
| Less Cash Equivalents | (6,379,000) | 0 | 0 | (6,379,000) |
| **Total Investments** | $ 217,000 | $ 7,225,000 | $ (108,000) | $ 7,334,000 |
| **December 31, 2003** | | | | |
| Treasury Bills | $ 6,472,000 | $ 0 | $ 0 | $ 6,472,000 |
| Money Market Funds | 133,000 | 0 | 0 | 133,000 |
| Equity Securities | 238,000 | 13,285,000 | (107,000) | 13,416,000 |
| | 6,843,000 | 13,285,000 | (107,000) | 20,021,000 |
| Less Cash Equivalents | (6,605,000) | 0 | 0 | (6,605,000) |
| **Total Investments** | $ 238,000 | $ 13,285,000 | $ (107,000) | $ 13,416,000 |
| **December 31, 2002** | | | | |
| Treasury Bills | $ 6,344,000 | $ 0 | $ 0 | $ 6,344,000 |
| Money Market Funds | 77,000 | 0 | 0 | 77,000 |
| Equity Securities | 229,000 | 4,081,000 | (108,000) | 4,202,000 |
| | 6,650,000 | 4,081,000 | (108,000) | 10,623,000 |
| Less Cash Equivalents | (6,421,000) | 0 | 0 | (6,421,000) |
| **Total Investments** | $ 229,000 | $ 4,081,000 | $ (108,000) | $ 4,202,000 |

Realized gains and losses on investments are as follows:

| | | December 31, | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Gross Realized Gains | **$ 441,000** | $ 1,205,000 | $ 2,261,000 |
| Gross Realized Losses | **0** | 0 | 0 |
| **Net Realized Gain** | **$ 441,000** | $ 1,205,000 | $ 2,261,000 |

The Company's significant investment in equity securities is 669,715 shares of August Technology Corporation whose shares are traded on the Nasdaq Stock Exchange with a December 31, 2004 market value of approximately $7,052,000 with an approximate cost of $67,000.

**Investment Reported on Equity Method:**

At December 31, 2004, the Company owned 2,207,036 shares of PPT, which is 18.4% of PPT's outstanding common stock. The fair value of its holdings based on the quoted market price at December 31, 2004 was approximately $2,163,000 with an approximate cost of $2,434,000.

Since the Company owns approximately 18.4% of PPT's outstanding stock, it has been determined that the Company has "significant influence" over the operations of PPT, and as a result its ownership interest should be reported using the equity method of accounting for investments.

Under the equity method of accounting, the Company's proportionate share of PPT net income or loss through December 31, 2004 is included in the Company's net income (loss) with a corresponding increase or decrease in the carrying value of its investment. Losses in excess of invested amounts are not recognized in the financial statements, but rather are suspended and applied against future equity in earnings for the investee until exhausted. At December 31, 2004, the Company had approximately $698,000 in suspended losses from its investment in PPT that will be used to offset future recognition of equity method earnings from the investment.

Summary financial information of PPT Vision, Inc. as of October 31, 2004 and 2003 is as follows:

| **Balance Sheet** | **2004** | **2003** |
|---|---|---|
| Current assets | **$ 5,949,000** | $ 5,269,000 |
| Fixed assets | **323,000** | 582,000 |
| Intangible and other assets | **162,000** | 205,000 |
| Assets of discontinued operations | **0** | 2,391,000 |
| **Total assets** | **$ 6,434,000** | $ 8,447,000 |
| | | |
| Current liabilities | **$ 1,511,000** | $ 1,767,000 |
| Stockholder equity | **4,923,000** | 6,680,000 |
| **Total liabilities and equity** | **$ 6,434,000** | $ 8,447,000 |

| **Income statement, years ended October 31** | **2004** | **2003** |
|---|---|---|
| Net revenues | **$ 8,671,000** | $ 7,501,000 |
| Gross profit | **4,517,000** | 4,082,000 |
| Total expenses | **5,572,000** | 6,692,000 |
| Net loss from continuing operations | **(1,055,000)** | (2,610,000) |
| Net loss from discontinued operations | **(817,000)** | (1,513,000) |
| Net loss | **$ (1,872,000)** | $ (4,123,000) |

In April 2004, ESI Investment purchased 20% of a la mode, LLC's outstanding membership interests for $160,000. The Company has adopted the equity method of accounting for this investment.

Under the equity method of accounting, the Company's proportionate share of a la mode income or loss is included in the Company's net income (loss) with a corresponding increase or decrease in the carrying value of its investment.

**Note 3. Inventories**

Inventories used in the determination of cost of goods sold are as follows:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Raw Materials | $ 560,000 | $ 553,000 |
| Work In Process | 106,000 | 90,000 |
| Finished Goods | 144,000 | 115,000 |
| **Total Inventories** | $ 810,000 | $ 758,000 |

**Note 4. Property and Equipment**

The following is a summary of property and equipment:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Equipment | $ 345,000 | $ 339,000 |
| Furniture and Fixtures | 551,000 | 533,000 |
| Building | 1,341,000 | 1,341,000 |
| Land | 415,000 | 415,000 |
| | 2,652,000 | 2,628,000 |
| Less Accumulated Depreciation | 1,250,000 | 1,158,000 |
| **Total Property and Equipment** | $ 1,402,000 | $ 1,470,000 |

**Note 5. Accrued Expenses**

Accrued expenses include the following:

| | 2004 | 2003 |
|---|---|---|
| Wages and Commissions | $ 245,000 | $ 233,000 |
| Other | 3,000 | 30,000 |
| **Total Accrued Expenses** | $ 248,000 | $ 263,000 |

**Note 6. Commitments**

**Lease commitments:**

The Company is leasing office equipment under operating leases expiring at various dates through 2008.

Minimum lease payments required under non-cancelable operating leases are as follows:

| Year | Amount |
|---|---|
| 2005 | $ 12,000 |
| 2006 | 10,000 |
| 2007 | 10,000 |
| 2008 | 10,000 |
| **Total Minimum Lease Payments** | $ 42,000 |

Rental expense charged to operations was $35,000, $31,000 and $26,000 for years ended December 31, 2004, 2003 and 2002, respectively.

**Note 7. Common Stock Options and Stock Purchase Plan**

**Stock-based compensation:**

The Company has a stock option plan and an employee stock purchase and bonus plan. Under the 1997 Stock Option Plan, the Company is authorized to grant up to 450,000 shares of its common stock. The Company granted 101,000 options under this plan during 2004, and at December 31, 2004, 15,250 shares remained available for grant under this plan. Under the Employee Stock Purchase and Bonus Plan, the Company is authorized to sell and issue up to 150,000 shares of its common stock to its full-time employees. During 2004, 2003 and 2002, 3,073, 3,512 and 647 shares, respectively, were issued under this plan. At December 31, 2004, 92,740 shares were available for future issuance.

**Stock options:**

The 1997 Stock Option Plan includes both nonqualified and incentive stock options. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the plan, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the terms of the option. The nonqualified stock options were granted to directors to purchase shares of the Company's common stock. All existing options expire 10 years from the date of grant or one year from the date of death.

A summary of stock options outstanding and exercisable under the plans are as follows:

| | Number of Shares | | | |
|---|---|---|---|---|
| | Incentive Options | | Director Options | |
| | Stock Options | Weighted Avg. Exercise Price | Stock Options | Weighted Avg Exercise Price |
| Balance, December 31, 2001 | 237,050 | 2.23 | 87,000 | 2.69 |
| Granted | 10,000 | 3.14 | 9,000 | 4.49 |
| Exercised | (21,600) | 1.68 | (11,750) | 3.17 |
| Expired | 0 | 0.00 | (1,750) | 3.17 |
| Forfeited | 0 | 0.00 | 0 | 0.00 |
| Balance, December 31, 2002 | 225,450 | 2.33 | 82,500 | 2.81 |
| Granted | 0 | 0.00 | 0 | 0.00 |
| Exercised | (15,750) | 1.68 | 0 | 0.00 |
| Expired | 0 | 0.00 | (13,500) | 3.17 |
| Forfeited | (19,450) | 2.90 | 0 | 0.00 |
| Balance, December 31, 2003 | 190,250 | 2.33 | 69,000 | 2.74 |
| Granted | 101,000 | 4.16 | 0 | 0 |
| Exercised | (20,500) | 2.22 | (20,250) | 2.67 |
| Expired | 0 | 0.00 | 0 | 0.00 |
| Forfeited | 0 | 0.00 | 0 | 0.00 |
| **Balance, December 31, 2004** | **270,750** | **$ 3.02** | **48,750** | **$ 2.77** |
| **Options Exercisable at December 31, 2004** | **201,590** | **$ 2.64** | **48,750** | **$ 2.77** |

Price range of outstanding options:

| | As of December 31, 2004 | |
|---|---|---|
| | Incentive Options | Directors Options |
| Price Range | $1.33 to $4.16 | $2.00 to $4.49 |
| Expiration Dates | 2007 to 2014 | 2005 to 2012 |

The following table summarizes stock options outstanding at December 31, 2004:

| Exercise Price Range | Outstanding Options | Exercisable Options | Weighted Avg. Contractual Life Remaining | Weighted Avg. Exercise Price |
|---|---|---|---|---|
| $1.33 - $1.99 | 30,000 | 30,000 | 4.87 | $1.49 |
| $2.00 - $2.99 | 158,500 | 158,500 | 4.41 | $2.37 |
| $3.00 - $4.49 | 131,000 | 61,840 | 7.17 | $3.97 |

**Stock purchase plan:**

The Employee Stock Purchase and Bonus Plan (the "Employee Stock Plan") allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. The purchase price is the lower of 85% of the market value at the date of the grant or the exercise date, which is six months from the date of the grant.

### Note 8. Benefit Plans

**Employee stock ownership plan:**

The Company sponsors an employee stock ownership plan ("ESOP") that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. When the Plan purchases shares with the proceeds of the Company loans, the shares are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant accounts. The Plan owns 136,088 shares of the Company's stock at December 31, 2004. All shares held by the Plan have been released and allocated. The dividends paid by the Company on shares held by the Plan are allocated to the participant accounts. The Plan had no debt to the Company at December 31, 2004.

ESOP compensation expense was $18,000, $18,000, and $18,000, for the years ended December 31, 2004, 2003, and 2002, respectively.

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 2004, 136,088 shares of the Company's stock, with an aggregate fair market value of approximately $554,000, are held by ESOP participants who, if terminated, would be subject to the repurchase requirement.

**Profit sharing plan and savings plan:**

The Company has a salary reduction and profit sharing plan which conforms to IRS provisions for 401(k) plans. The Company may make profit sharing contributions with the approval of the Board of Directors. The Board of Directors decided to make no contribution for the years 2004, 2003 and 2002 other than its matching of 401(k) salary reductions.

**Note 9. Income Taxes**

The components of the income tax provision for the years ended December 31, 2004, 2003, and 2002 are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ **99,000** | $ 292,700 | $ 580,500 |
| State | **18,000** | 36,300 | 46,500 |
| Deferred: | | | |
| Federal | **5,000** | (9,000) | 12,600 |
| State | **0** | 0 | 1,100 |
| **Total Federal and State Income Taxes** | $ **122,000** | $ 320,000 | $ 640,700 |

The provision for income taxes for the years ended December 31, 2003, 2002, and 2001 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Computed "Expected" Tax Expense | $ 100,000 | $ 52,000 | $ 438,000 |
| Increase (Decrease) in Taxes Resulting From: | | | |
| State Income Taxes, net of Federal Benefit | 18,000 | 24,000 | 29,000 |
| Credits | (20,000) | (20,000) | (36,000) |
| Other | (36,000) | 14,000 | 19,000 |
| Tax on losses of equity method investee | 60,000 | 250,000 | 192,000 |
| **Total Federal and State Income Taxes** | $ 122,000 | $ 320,000 | $ 642,000 |

The components of the net deferred tax asset (liability) consist of:

| | 2004 | 2003 |
|---|---|---|
| Deferred Tax Assets: | | |
| Vacation Disallowance | $ 2,000 | $ 24,000 |
| Depreciation | 14,000 | 0 |
| Allowance for Doubtful Accounts | 20,000 | 2,000 |
| Investment in Equity Method Investee | 927,000 | 867,000 |
| Valuation Allowance | (927,000) | (867,000) |
| **Total Deferred Tax Assets** | $ 36,000 | $ 26,000 |
| Deferred Tax Liabilities: | | |
| Depreciation | $ 0 | $ (26,000) |
| Net Unrealized Gain on Investments | 2,659,000 | (4,821,000) |
| **Total Deferred Tax Liabilities** | $ (2,623,000) | $ (4,847,000) |
| **Net Deferred Tax Asset (Liability)** | $ (2,623,000) | $ (4,821,000) |

**Note 10. Segment Information**

The Company has three reportable operating segments based on the nature of its product lines: Production Monitoring, Character Recognition, and Investments. The Production Monitoring Division manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Character Recognition Division designs and markets a desktop software-based system that reads hand printed characters, checkmarks, and bar code information from scanned or faxed forms. Sales of this system include software and can include hardware. The Investments Division holds investments in marketable and non-marketable securities.

The accounting policies of the segments are the same as those described in Note 1. In evaluating segment performance, management focuses on sales and income before taxes. The Company has no inter-segment sales.

The following is financial information relating to the continuing operating segments:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net Revenues** | | | |
| Production Monitoring | $ 4,045,000 | $ 3,758,000 | $ 3,719,000 |
| Character Recognition | 754,000 | 600,000 | 759,000 |
| Investments | 0 | 0 | 0 |
| Total | 4,799,000 | 4,358,000 | 4,478,000 |
| **Sales in Foreign Countries** | | | |
| Production Monitoring | 311,000 | 234,000 | 250,000 |
| Character Recognition | 18,000 | 38,000 | 45,000 |
| Investments | 0 | 0 | 0 |
| Total | 329,000 | 272,000 | 295,000 |
| **Interest Income** | | | |
| Production Monitoring | 20,000 | 24,000 | 101,000 |
| Character Recognition | 0 | 0 | 0 |
| Investments | 66,000 | 38,000 | 122,000 |
| Total | 86,000 | 62,000 | 223,000 |
| **Depreciation Expense** | | | |
| Production Monitoring | 81,000 | 94,000 | 79,000 |
| Character Recognition | 2,000 | 4,000 | 19,000 |
| Investments | 0 | 0 | 0 |
| Total | 83,000 | 98,000 | 98,000 |
| **Capital Purchases** | | | |
| Production Monitoring | 19,000 | 25,000 | 161,000 |
| Character Recognition | 0 | 0 | 0 |
| Investments | 0 | 0 | 0 |
| Total | 19,000 | 25,000 | 161,000 |
| **Total Assets** | | | |
| Production Monitoring | 5,119,000 | 5,269,000 | 5,063,000 |
| Character Recognition | 5,000 | 5,000 | 5,000 |
| Investments | 11,780,000 | 17,962,000 | 9,604,000 |
| Total | 16,904,000 | 23,236,000 | 14,672,000 |
| **Income (Loss) Before Income Taxes** | | | |
| Production Monitoring | 447,000 | 181,000 | (184,000) |
| Character Recognition | (32,000) | (82,000) | (167,000) |
| Investments | (121,000) | 77,000 | 1,637,000 |
| Total | 294,000 | 176,000 | 1,286,000 |

**Item 8—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 8A—Controls and Procedures**

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 8B—Other Information**

All information required to be disclosed in a report on Form 8-K during the fourth quarter of the year covered by this report has been disclosed.

## PART III

Certain information required by Part III is incorporated by reference to the Company's Definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") for its Annual Meeting of Shareholders to be held April 20, 2005 ("Annual Meeting").

**Item 9—Directors and Executive Officers of the Registrant**

The information required by Item 9 is incorporated herein by reference to the sections entitled "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Code of Ethics and Business Conduct" and "Corporate Governance – Audit Committee" that appear in the Company's definitive Proxy Statement for its Annual Meeting. Information concerning executive officers Bradley D. Slye and Peter R. Peterson are included in the sections referred to above.

**Item 10—Executive Compensation**

The information required by Item 10 is incorporated herein by reference to the section entitled "Executive Compensation" that appears in the Company's definitive Proxy Statement for its Annual Meeting.

**Item 11—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by Item 11 relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" that appears in the Company's definitive Proxy Statement for its Annual Meeting.

The following table provides information as of December 31, 2004 about the Company's equity compensation plans.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 270,750 | $2.07 | 107,990[1] |
| Equity compensation plans approved by security holders | -- | -- | -- |
| Totals | 270,750 | $2.07 | 107,990[1] |

[1] Includes 15,250 shares issuable pursuant to the 1997 Stock Option Plan and 92,740 shares issuable pursuant to the 1996 Employee Stock Option Plan.

**Item 12—Certain Relationships and Related Transactions**

Not applicable.

**Item 13—Exhibits**

See "Exhibit Index" on the page following the signatures.

**Item 14—Principal Accountant Fees and Services**

The information required by Item 14 relating to principal accountant fees and services is incorporated herein by reference to the section entitled "Disclosure of Fees Paid to Independent Auditors" that appears in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ELECTRO-SENSORS, INC.**
("Registrant")
By: /s/ BRADLEY D. SLYE
Bradley D. Slye
*President and Chief Executive Officer*
Date: March 25, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints BRADLEY D. SLYE and PETER R. PETERSON as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-KSB and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

| Signature | Title | Date |
|---|---|---|
| /s/ Bradley D. Slye | Chairman, President and Director (CEO and CFO) | March 25, 2005 |
| /s/ Peter R. Peterson | Director and Secretary | March 25, 2005 |
| /s/ John S. Strom | Director | March 25, 2005 |
| /s/ Joseph A. Marino | Director | March 25, 2005 |
| /s/ Geoffrey W. Miller | Director | March 25, 2005 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**EXHIBIT INDEX TO FORM 10-KSB**

For the Fiscal Year Ended
December 31, 2004

Commission File No. 0-9587

| Exhibit Number | Exhibit Description |
|---|---|
| 3.1 | Registrant's Restated Articles of Incorporation, as amended—incorporated by reference to Exhibit 3.1 to the Company's 1991 Form 10-K* |
| 3.2 | Registrant's Bylaws, as amended to date—incorporated by reference to Exhibit 3.2 to the Company's 1997 Form 10-KSB* |
| **10.1 | Electro-Sensors, Inc.'s 1987 Stock Option Plan—incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 21, 1987 for the Company's 1987 Annual Meeting of Shareholders* |
| **10.2 | Electro-Sensors, Inc.'s 1997 Stock Option Plan and forms of Incentive and Nonqualified Stock Option Agreements thereunder—incorporated by reference to Exhibit 10.6 to the Company's 1997 Form 10-KSB* |
| 21 | Subsidiaries of Registrant (Name and State of Incorporation):<br>ESI Investment Company—Minnesota<br>Senstar Corporation—Minnesota |
| 23.1 | Consent of Independent Certified Public Accountants*** |
| 23.2 | Consent of Independent Certified Public Accountants*** |
| 24 | Power of Attorney from Certain Directors and Officers (see Signature page) |
| 31.1 | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*** |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*** |
| 99.1 | Letter to Shareholders dated March 18, 2004*** |
| 99.2 | Investor Information*** |

* Incorporated by reference to a previously filed report or document—SEC File No. 0-9587
** Management contract or compensatory plan or arrangement
*** Page 2 of 2004 Annual Report

**EXHIBIT 23.1**

## Consent of Independent Registered Public Accounting Firm

We have issued our report, dated January 28, 2005, accompanying the consolidated financial statements included or incorporated by reference in the Form 10-KSB of Electro-Sensors, Inc. for the year ended December 31, 2004. We hereby consent to the incorporation by reference of the above-mentioned report in the Prospectus constituting part of the registration statements on Forms S-8 of Electro-Sensors, Inc. (File No. 333-40037), (File No. 333-08603), and (File No. 333-48955).

/s/ Virchow, Krause, & Company, LLP
Certified Public Accountants
Minneapolis, Minnesota

March 25, 2005

**EXHIBIT 23.2**

**Consent of Independent Registered Public Accounting Firm**

We have issued our report, dated February 7, 2003, accompanying the consolidated financial statements included or incorporated by reference in the Form 10-KSB of Electro-Sensors, Inc. for the year ended December 31, 2002. We hereby consent to the incorporation by reference of the above-mentioned report in the Prospectus constituting part of the registration statements on Forms S-8 of Electro-Sensors, Inc. (File No. 333-40037), (File No. 333-08603), and (File No. 333-48955).

/s/ Mayer Hoffman McCann P.C.
Certified Public Accountants
Minneapolis, Minnesota

March 25, 2005

**EXHIBIT 31.1**

**CERTIFICATION PURSUANT TO**
**SECTION 302 OF THE SARBANES OXLEY-ACT OF 2002**

I, Bradley D. Slye, Chief Executive Officer and Chief Financial Officer of Electro-Sensors, Inc., certify that:

1. I have reviewed this report on Form 10-KSB of Electro-Sensors Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

March 25, 2005

/s/ Bradley D. Slye
Bradley D. Slye
Chief Executive Officer and Chief Financial Officer

**EXHIBIT 32.1**

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Electro-Sensors, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2004 as filed with the Securities and Exchange Commission (the "Report"), I, Bradley D. Slye, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 25, 2005

/s/ Bradley D. Slye
Bradley D. Slye
Chief Executive Officer and Chief Financial Officer

**Exhibit 99.3**

## INVESTOR INFORMATION

**Annual Meeting**

The Annual Meeting of Shareholders will be held at the Sheraton Bloomington, 7800 Normandale Boulevard, Minneapolis, Minnesota on April 20, 2005 at 2:00 p.m. local time. All shareholders are welcome to attend and take part in the discussion of Company affairs.

**Board of Directors**
Bradley D. Slye
*Chairman of the Board*
*President, Electro-Sensors, Inc.*

P. R. Petersen
*President, P. R. Petersen Company*
*Secretary, Electro-Sensors, Inc.*

John S. Strom
*Retired*

Joseph A. Marino
*President/CEO, Cardia, Inc.*

Geoffrey W. Miller
*Controller, Wilcox Paper*

**Officers**
Bradley D. Slye
*President; CEO and CFO*

P. R. Petersen
*Secretary*

**Transfer Agent & Registrar**
American Stock Transfer & Trust Company
Corporate Trust Services
59 Maiden Lane
New York, MY 10038

**Auditors**
Virchow, Krause & Company, LLP
7900 Xerxes Avenue South
Suite 2400
Minneapolis, MN 55431-1115

**Counsel**
Fredrikson & Byron, PA
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402-1425

**Exchange Listing**
The Nasdaq Stock Market (Small Cap Tier)
Common Stock
Stock Trading Symbol: ELSE

**Form 10-KSB**

The Form 10-KSB report included in this annual report to shareholders has been filed with the Securities and Exchange Commission ("SEC"). However, the SEC takes no action to approve or disapprove the report or to pass upon its accuracy or adequacy. This report is not intended to be used, nor may it be used, as a representation, prospectus or circular in respect to any security; it is published and furnished solely as information for the benefit of the Company's shareholders.

